SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2016

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated March 11, 2016

Press Release dated March 17, 2016

Press Release dated March 18, 2016

Press Release dated March 24, 2016

Press Release dated March 24, 2016

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: March 31, 2016

Eni: sale of a stake in Saipem - last condition subsequent not triggered due to full repayment of the Saipem Group’s debt to the Eni Group

San Donato Milanese (Milan), March 11, 2016 - Following previous announcements regarding the sale and purchase agreement between Eni SpA ("Eni") and Fondo Strategico Italiano SpA ("FSI"), concerning the sale by Eni to FSI of a 12.5% stake in Saipem SpA’s ("Saipem") share capital (the "Agreement") and further to Saipem’s press release of February 26, 2016 concerning the repayment of the Saipem Group’s cash debt to the Eni Group, Eni hereby announces that remaining activities relating to the full repayment of the debt have been fulfilled today, in accordance with the acknowledgement agreement entered into between Eni and Saipem on October 27, 2015.
Consequently, following the fulfillment of the above activities all the conditions subsequent under the sale and purchase agreement were not triggered and the deal is officially completed.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

2015 Consolidated Financial Statements
and Draft Financial Statements of the Parent Company

Convening of the Annual Shareholders’ Meeting

•	Consolidated and separate financial statements: confirmed 2015 preliminary results announced on February 26, 2016;
•	Dividend proposal: euro 0.80 per share.

Rome, March 17, 2016 - Today, the Board of Directors approved Eni’s consolidated financial statements and the separate draft financial statements of the parent company for the year ending December 31, 2015. They confirm 2015 preliminary results announced on February 26, 2016, as summarized below.

(euro million)

Full year
2014	2014

RESULTS (a)
Continuing operations:
Adjusted operating result (b)	11,442	4,104
Adjusted net result (b)	3,854	334
Net result	101	(7,680)
- per share (euro)	0.03	(2.13)
- per ADR ($)	0.08	(4.73)

Group net result	1,291	(8,783)
- per share (euro)	0.36	(2.44)
- per ADR ($)	0.96	(5.42)

(a) Pertaining to Eni's shareholders.
(b) Adjusted results from continuing operations exclude as usual the items "profit/loss on stock" and extraordinary gains and losses (special items), while they reinstate the effects relating to the elimination of gains and losses on intercompany transactions with sectors which are in the disposal phase, E&C and Chemical, represented as discontinued operations under the IFRS 5.

The Board of Directors intends to submit a proposal for the distribution of a cash dividend of euro 0.80 per share (euro 1.60 per ADR) at the Annual Shareholders’ Meeting. Included in this annual distribution is euro 0.401 per share which was paid as an interim dividend in September 2015. The balance of euro 0.40 per share (euro 0.80 per ADR) is payable to shareholders on May 25, 2016, the ex-dividend date being May 23, 2016 and the record date being May 24, 2016.

The review of the sustainability performance has been included in the 2015 Integrated Annual Report, to provide a comprehensive insight into the Company’s business model.

An Annual Report on Form 20-F will be filed with the U.S. Sec and the Italian market authorities as early as in the in the first half of April 2016. This report will be disseminated through the Company’s headquarters and on Eni's website eni.com and through other sources provided by the regulation in force. Enclosed are the 2015 IFRS consolidated statements of the companies within the Eni group as included in the approved Consolidated financial statements and the statements of the parent company Eni SpA.

The Board of Directors also approved the Report on Corporate Governance and Shareholding Structure and the Remuneration Report which have been prepared in accordance to Article No. 123-bis and ter of the Italian comprehensive code for exchanges and securities, respectively.

__________________

(1)	Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

These reports will be filed with the Italian Exchange Authority, made available at the Company's headquarters and published on Eni’s website, in the "Governance", "Documentation" and "Investor Relations" sections, together with the 2015 Annual Report.

Convening of the Ordinary Shareholders' Meeting on May 12, 2016 (single call)
The Board of Directors convened the Annual Shareholders' Meeting on May 12, 2016 – Ordinary Meeting – to approve the 2015 financial statements of the parent company and the dividend proposal, the appointment of a director pursuant to article 2386 of the Italian Civil Code, and also to express its consultative vote about the remuneration policy that the Company intends to adopt in 2016 as disclosed in the first section of the Remuneration Report.

Eni’s Chief Financial and Risk Management Officer, Massimo Mondazzi, in his capacity as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

* * *

Eni
Società per Azioni Roma, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release is also available on the Eni website eni.com.

Attachment

IFRS Consolidated Financial Statements

PROFIT AND LOSS ACCOUNT

(euro million)

Full year
2014	2014

REVENUES
Net sales from operations	93,187	67,740
Other income and revenues	1,039	1,205
Total revenues	94,226	68,945

OPERATING EXPENSES
Purchases, services and other	74,067	53,983
Payroll and related costs	2,572	2,778
OTHER OPERATING (EXPENSE) INCOME	145	(485)

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	10,147	14,480

OPERATING PROFIT	7,585	(2,781)

FINANCE INCOME (EXPENSE)
Finance income	5,672	8,576
Finance expense	(7,042)	(10,062)
Income (expense) from other financial activities held for trading	24	3
Derivative financial instruments	165	1,620
	(1,181)	(1,323)

INCOME (EXPENSE) FROM INVESTMENTS
Share of profit (loss) of equity-accounted investments	104	(452)
Other gain (loss) from investments	365	576
	469	124

PROFIT BEFORE INCOME TAXES	6,873	(3,980)
Income taxes	(6,681)	(3,147)

Net profit (loss) - continuing operations	192	(7,127)

Net profit (loss) - discontinued operations	658	(2,251)

Net profit (loss)	850	(9,378)

Attributable to Eni:
- continuing operations	101	(7,680)
- discontinued operations	1,190	(1,103)

	1,291	(8,783)

Non-controlling interests:
- continuing operations	91	553
- discontinued operations	(532)	(1,148)

	(441)	(595)

Earnings per share attributable to Eni (euro per share)
- basic	0.36	(2.44)
- diluted	0.36	(2.44)

Earnings per share attributable to Eni - continuing operations (euro per share)
- basic	0.03	(2.13)
- diluted	0.03	(2.13)

BALANCE SHEET

(euro million)

Dec. 31, 2014	Dec. 31, 2015

ASSETS
Current assets
Cash and cash equivalents	6,614	5,200
Other financial activities held for trading	5,024	5,028
Other financial assets available for sale	257	282
Trade and other receivables	28,601	21,159
Inventories	7,555	3,910
Current tax assets	762	351
Other current tax assets	1,209	622
Other current assets	4,385	3,639

	54,407	40,191
Non-current assets
Property, plant and equipment	71,962	63,795
Inventory - compulsory stock	1,581	909
Intangible assets	3,645	2,433
Equity-accounted investments	3,115	2,619
Other investments	2,015	644
Other financial assets	1,022	788
Deferred tax assets	5,231	4,349
Other non-current receivables	2,773	1,548

	91,344	77,085
Discontinued operations and assets held for sale	456	17,516

TOTAL ASSETS	146,207	134,792
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,716	5,712
Current portion of long-term debt	3,859	2,671
Trade and other payables	23,703	14,615
Income taxes payable	534	422
Other taxes payable	1,873	1,442
Other current liabilities	4,489	4,703

	37,174	29,565
Non-current liabilities
Long-term debt	19,316	19,393
Provisions for contingencies	15,898	15,266
Provisions for employee benefits	1,313	1,056
Deferred tax liabilities	7,847	6,921
Other non-current liabilities	2,285	1,852

	46,659	44,488
Liabilities directly associated with discontinued operations and assets held for sale	165	7,070

TOTAL LIABILITIES	83,998	81,123
SHAREHOLDERS' EQUITY
Non-controlling interest	2,455	1,916
Eni shareholders' equity
Share capital	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(284)	(475)
Other reserves	57,343	59,027
Treasury shares	(581)	(581)
Interim dividend	(2,020)	(1,440)
Net profit	1,291	(8,783)

Total Eni shareholders' equity	59,754	51,753
TOTAL SHAREHOLDERS' EQUITY	62,209	53,669
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	146,207	134,792

STATEMENT OF CASH FLOWS

(euro million)

Full year
2014	2015

Net profit - continuing operations	192	(7,127)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, depletion and amortization	9,134	9,654
Impairments of tangible and intangible assets, net	1,013	4,826
Share of loss of equity-accounted investments	(104)	452
Gain on disposal of assets, net	(99)	(559)
Dividend income	(384)	(402)
Interest income	(162)	(153)
Interest expense	687	667
Income taxes	6,681	3,147
Other changes	864	588
Changes in working capital:
- inventories	1,557	1,228
- trade receivables	1,969	4,910
- trade payables	(1,520)	(2,248)
- provisions for contingencies	(218)	70
- other assets and liabilities	360	490
Cash flow from changes in working capital	2,148	4,450
Net change in the provisions for employee benefits	12	1
Dividends received	601	544
Interest received	107	79
Interest paid	(857)	(692)
Income taxes paid, net of tax receivables received	(6,671)	(4,294)
Net cash provided by operating activities - continuing operations	13,162	11,181
Net cash provided by operating activities - discontinued operations	1,948	722
Net cash provided by operating activities	15,110	11,903
Investing activities:
- tangible assets	(10,685)	(10,619)
- intangible assets	(1,555)	(937)
- consolidated subsidiaries and businesses	(36)
- investments	(372)	(228)
- securities	(77)	(201)
- financing receivables	(1,289)	(1,103)
- change in payables and receivables in relation to investments and capitalized depreciation	669	(1,058)
Cash flow from investments	(13,345)	(14,146)
Disposals:
- tangible assets	97	373
- intangible assets	8	86
- consolidated subsidiaries and businesses	0	73
- investments	3,579	1,726
- securities	57	18
- financing receivables	506	533
- change in payables and receivables in relation to disposals	155	160
Cash flow from disposals	4,402	2,969
Net cash used in investing activities	(8,943)	(11,177)

(continued) STATEMENT OF CASH FLOWS

(euro million)

Full year
2014	2015

Proceeds from long-term debt	1,916	3,376
Repayments of long-term debt	(2,751)	(4,466)
Increase (decrease) in short-term debt	207	3,216
	(628)	2,126
Net capital contributions by non-controlling interest	1	1
Dividends paid to Eni's shareholders	(4,006)	(3,457)
Dividends paid to non-controlling interests	(49)	(21)
Net purchase of treasury shares	(380)
Net cash used in financing activities	(5,062)	(1,351)
Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	(13)
Effect of exchange rate changes on cash and cash equivalents and other changes	76	(776)
Net cash flow for the period	1,183	(1,414)
Cash and cash equivalents - beginning of the period	5,431	6,614
Cash and cash equivalents - end of the period	6,614	5,200

IFRS Financial Statements of the parent company

PROFIT AND LOSS ACCOUNT

(euro million)

Full year
2014	2015

REVENUES
Net sales from operations	42,364	33,653
Other income and revenues	360	337
	42,724	33,990

OPERATING EXPENSES
Purchases, services and other	(41,668)	(33,238)
Payroll and related costs	(1,080)	(1,148)
OTHER OPERATING (EXPENSE) INCOME	(79)	(622)

DEPRECIATION, DEPLETION, AMORTIZATION AND IMPAIRMENTS	(1,282)	(1,042)

OPERATING PROFIT	(1,385)	(2,060)

FINANCE INCOME (EXPENSE)
Finance income	1,437	2,642
Finance expense	(1,933)	(2,982)
Income (expense) from other financial activities held for trading	24	3
Derivative financial instruments	330	(94)
	(142)	(431)

INCOME (EXPENSE) FROM INVESTMENTS	6,101	6,682
NET PROFIT BEFORE TAXES - continuing operations	4,574	4,191
Income taxes	482	(487)

NET PROFIT - continuing operations	5,056	3,704

NET PROFIT - discontinued operations	(546)	(1,786)

NET PROFIT	4,510	1,918

(*) 2014 restated data: results take into account the effects of the "discontinued operations" and the mergers of Est Più SpA and Società Ionica Gas SpA, effective since December 1, 2015. Results of operations of merged companies relate to results since January 1, 2015 also for fiscal purposes.

BALANCE SHEET

(euro million)

Dec. 31, 2014	Dec. 31, 2015

ASSETS
Current assets
Cash and cash equivalents	4,281	4,132
Other financial activities held for trading	5,024	5,028
Trade and other receivables:	20,832	14,561
- financial receivables	6,786	5,991
- trade and other receivables	14,046	8,570
Inventories	1,699	1,452
Current income tax assets	172	107
Other current tax assets	405	244
Other current assets	2,417	1,047

	34,830	26,571
Non-current assets
Property, plant and equipment	7,605	7,503
Inventory - compulsory stock	1,530	899
Intangible assets	1,208	1,203
Equity-accounted investments	32,196	32,871
Other financial assets	3,980	6,969
Deferred tax assets	1,894	1,445
Other non-current receivables	1,673	786

	50,086	51,676
Discontinued operations and assets held for sales	14	236

TOTAL ASSETS	84,930	78,483
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	3,616	3,687
Current portion of long-term debt	3,488	2,514
Trade and other payables	9,520	6,369
Income taxes payable	5	4
Other taxes payable	1,248	1,073
Other current liabilities	2,648	1,838

	20,525	15,485
Non-current liabilities
Long-term debt	17,400	17,959
Provisions for contingencies	4,622	3,971
Provisions for employee benefits	382	366
Other non-current liabilities	1,698	1,881

	24,102	24,177

Liabilities directly associated with discontinued operations		251

TOTAL LIABILITIES	44,627	39,913
SHAREHOLDERS’ EQUITY
Share capital	4,005	4,005
Legal reserve	959	959
Other reserves	33,430	33,709
Interim dividend	(2,020)	(1,440)
Treasury shares	(581)	(581)
Net profit	4,510	1,918

TOTAL SHAREHOLDERS’ EQUITY	40,303	38,570
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	84,930	78,483

(*) 2014 restated data: results take into account the effects of the mergers of Est Più SpA and Società Ionica Gas SpA, effective since December 1, 2015. Results of operations of merged companies relate to results since January 1, 2015 also for fiscal purposes.

Eni 2016-2019 Strategic Plan

Succeeding in the downturn and fuelling long-term growth

Main targets

• Profitable growth - CEO Descalzi: "Our industry is facing a very complex challenge: reducing costs to fulfill short term constraints while enhancing long term value. Thanks to our successful strategy of restructuring and transforming Eni into an integrated oil and gas company, we are well positioned to meet this challenge through a competitive cost structure, an efficient operating model and a flexible asset portfolio. We have started a new cycle of profitable growth and have the potential to extract more value in the future".
-	Production CAGR > 3% per year, cumulative +13% by 2019
-	Upstream CAPEX -18% vs. previous plan
-	Group CAPEX -21% at euro 37 bln, OPEX steadily below $7/bbl throughout the plan
-	Exploration: 1.6 bln boe of new resources at a unit exploration cost of $2.3 during the plan period
-	New projects average breakeven: drastically reduced from $45/boe to $27/boe average

• Restructuring - CEO Descalzi: "We are continuing to restructure our Mid-Downstream businesses successfully. Gas & Power will benefit from the renegotiation of long-term contracts and reductions in logistics costs. In Refining & Marketing, we are focused on lowering our breakeven while enhancing the efficiency of our operations and defending our retail market share".
-	G&P in structural breakeven from 2017
-	Refining: lowering breakeven to around $3/bbl in 2018 with existing capacity

• Transformation - CEO Descalzi: "In 2015, we achieved 90% of the previous 4-year plan disposal target. We have now increased our 4-year target and will dispose of another 7 billion euros of assets by 2019, mainly through the dilution of our stakes in recent and material discoveries as part of our dual exploration model strategy".
-	New disposals target: euro 7 bln by 2019

• Financials - CEO Descalzi: "We will continue to deliver strong cash generation through sustainable growth in the upstream, the completion of restructuring across the Group’s other businesses, cost efficiency and flexible portfolio management. Thanks to our financial flexibility, our shareholder remuneration policy continues to be sustainable even in a lower-than-expected oil price environment".
•	Cost reduction
-	euro 3.5 bln of cost reductions from renegotiations, reducing the gap between costs and oil prices
-	Cumulative G&A savings: euro 2.5 bln by 2019, vs. euro 2 bln in previous plan

•	Cash Flow From Operations
-	to cover CAPEX at $50/bbl Brent in 2016 vs. $63/bbl in the previous plan
-	to cover CAPEX and dividend at $60/bbl in 2017 vs. <$75/bbl in the previous plan
-	to cover CAPEX and dividend at <$60/bbl in 2018-2019
•	Shareholder remuneration
-	Confirmed 2016 dividend proposal of euro 0.8 per share full cash

London, March 18, 2016 - Claudio Descalzi, Eni’s CEO, presents today the Company’s 2016-2019 Strategic Plan to the financial community.
Eni is completing its transformation, crucial in such a complex oil price environment, in order to enhance long-term growth while meeting short-term financial constraints. This process will provide cumulative production growth of 13% over the plan period, despite an 18% reduction in Upstream CAPEX, positive and resilient EBIT across the Group’s other businesses, strong cash generation and proceeds with the execution of a new disposal program of euro 7 bln by 2019.
Another crucial aspect of Eni’s operating model is the outstanding result in terms of safety and environment, which remain among the company’s top priorities.
In Safety, Eni was the best performer in the industry for the last three years, with a Total Recordable Injury Rate of 0.7 in 2014, compared with a peer average of 1.24. In 2015 this was further reduced by 37% reaching a TRIR of 0.45. For 2016 and beyond we target a zero level of injuries.
In the period 2010-2014, Eni reduced greenhouse gasses (GHG) by 27% from 59 MtCO2 per year to 43 MtCO2. In the upstream sector, Eni reached a level of unitary emission of 0.2 tCO2 per ton of oil equivalent produced, and for the future Eni is planning to further improve these levels, targeting a 43% reduction of unitary emissions by 2025.

Taking into account the Group’s transformation process and the targets set out in the plan, Eni intends to confirm a 2016 dividend of euro 0.8/share full cash. The distribution policy will be progressive based on underlying earnings growth and the macro environment.

Upstream
Hydrocarbon production is expected to grow by over 3% per year across the 2016-2019 period, and will be achieved mainly through the ramp-up and start-up of new projects with a total contribution of around 800 kboe/d in 2019.
Exploration remains an important value driver for the company. Over the last 8 years, Eni has discovered 11.9 billion barrels of resources at a unit cost of 1.2$/bbl, representing 2.4 times the overall production in the period, which is far above the peer average of 0.3. Throughout the plan, Eni expects new discoveries of 1.6 billion boe at a competitive cost of 2.3$/b and short time-to-market for start-ups, maintaining average exploration spending in line with 2015 levels. Notwithstanding an 18% reduction in overall upstream CAPEX, cumulative production growth of 13% to 2019 will be achieved. Thanks to Eni’s portfolio flexibility, ongoing successful exploration strategy, synergies with existing assets and contract renegotiations, the average breakeven price of new projects has been radically reduced from $45 to $27/boe.

Gas & Power
In 2015, Eni’s G&P business was close to breakeven, thanks to the renegotiation of long-term gas contracts and cost reduction in logistics. The new plan will enhance the business’s profitability, focused on:
• long-term contracts’ renegotiation, in order to fully align gas contracts to market conditions
• right-sizing the operating and logistics cost base
• maximizing value through the expansion of the retail customer base by 20%, leveraging on our synergistic sales channels.
The cumulative cash flow from operations in the period 2016-19 will amount to euro 2.8 billion, with an EBIT of euro 900 million in 2019. G&P is expected to reach structural breakeven in 2017.

Refining & Marketing
In order to address the structural weaknesses in the Refining sector, Eni’s target is to lower its breakeven to around $3/bbl by 2018, while maintaining its current refining capacity. This will generate a cumulative cash flow from operations contribution of euro 2.9 billion over the plan period.
The Refining business reached adjusted EBIT breakeven in 2015, 2 years ahead of plan; Refining & Marketing is expected to reach an adjusted EBIT of euro 700 million by 2019.

Financial strategy
Investment during the four-year plan is focused on high value projects with accelerated returns and the development of conventional projects. CAPEX of approximately euro 37 billion represents a 21% reduction at constant foreign exchange rates versus the previous plan. Eni plans to keep OPEX below $7/boe, notwithstanding the possible future recovery of oil prices and the start-up of giant fields with higher-than-average costs. The new disposal program targets euro 7 billion of asset sales mainly through the dilution of high working interest stakes in recent material discoveries, in line with our "dual exploration" strategy. Moreover, uncommitted CAPEX represents around 40% of the total investments in 2017-2019, and gives Eni’s portfolio significant flexibility should the current low oil price scenario continue into the future.
In conclusion, the strategic transformation outlined in the plan will lead to a much more robust Eni, well positioned to face a period of lower oil prices while continuing to create value in a sustainable way.

Company Contacts:
Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39.80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Standard & Poor’s reduces Eni’s rating

San Donato Milanese (Milan), March 24, 2016 - Rating agency Standard & Poor’s lowered Eni’s long-term corporate credit rating to 'BBB+', outlook Stable, from 'A-' with CreditWatch with negative implications. Standard & Poor’s confirmed the 'A-2' short term credit rating. The rating action has been adopted mainly following the reduction of the oil prices assumed by Standard & Poor’s within its evaluations.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Moody’s reduces Eni’s rating

San Donato Milanese (Milan), March 24, 2016 - Rating agency Moody's Investors Service lowered Eni’s long-term corporate credit rating to ‘Baa1’, outlook Stable, from ‘A3’ on review for downgrade. The rating agency confirmed the ‘P-2’ short term credit rating.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com